FOSCHINI
LIMITED

02 SEP 13 AM 9:34

Stanley Lewis Centre
340 Voortrekker Road
Parow East 7500
P O Box 6020 Parow East 7501
Telephone (021) 938 1911
Fax (021) 938 7473

82-4044

02049958

RN
29 August, 2002

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
WASHINGTON, D.C. 20549
USA

Dear Sirs

FOSCHINI LTD - EXEMPTION PURSUANT TO RULE 12g3 - 2(b)

We attached the following for submission in terms of the above:

1. Letter being mailed to shareholders in connection with the imminent expiry of the Dispossessed Members' Fund.

Yours faithfully
FOSCHINI LIMITED

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/17

R NARUNSKY
for: The Company Secretary.

Furnished pursuant to Rule 12g3 - 2(b)/FOSCHINI LIMITED 333-6390

FOSCHINI

LIMITED

Parow East 7500
P O Box 6020 Parow East 7501
Telephone (021) 938 1911
Fax (021) 938 7473

29 August 2002

Dear Foschini Ltd Shareholder:

Expiry of the Dispossessed Members Fund in September 2002

The introduction of STRATE, the electronic settlement system for shares on the JSE Securities Exchange South Africa ("JSE"), has dramatically altered the securities industry in South Africa. STRATE is 50% owned by the JSE and 50% by the four major banks and Citibank.

As previously advised, STRATE implemented an electronic settlement system that requires all paper shares (share certificates) to be converted into an electronic format (dematerialisation) before they can be traded on the JSE and settled in STRATE.

Despite the efforts of the Central Securities Depository Participants (CSDP), JSE brokers and our own initiatives, it is apparent that many Foschini Ltd shareholders are still unaware of the importance of converting to the electronic record, and continue to hold share certificates.

Foschini Ltd would therefore like to advise all its shareholders to dematerialise their shares and surrender all paper share certificates to their CSDP banks or brokers prior to 29 September 2002.

On 29 September 2002 the insurance cover provided by Lloyds of London to the Dispossessed Member's Fund (DMF) terminates. The DMF, which was established by all listed South African companies and shareholders, the JSE/brokers, the Central Securities Depository Participants (CSDPs) and STRATE, was put in place to cover potential loss or claims arising from any tainted certificates (tainted scrip) that may exist in the market place. You might therefore place yourself at risk should you not dematerialise your certificates prior to the deadline, and they are later found to be invalid or tainted.

Should you not have a CSDP or broker, please contact the STRATE Share Care Line on 0800 200 797 for advice and assistance.

Kind regards

R Stein
Company Secretary